CHAAS ACQUISITIONS, LLC
EXHIBIT 12.1 - STATEMENT REGARDING COMPUTATION OF RATIOS -
FIXED CHARGE COVERAGE RATIO
(Dollar amounts in thousands)

	Company		Predecessor
	For the Year Ended December 31, 2004	For the Period from April 15, 2003 to December 31, 2003	For the Period from January 1, 2003 to April 14, 2003	For the Year Ended December 31, 2002

Pre-tax income (loss) from continuing operations	$(10,822)	$(5,902)	$(5,098)	$21,837
Fixed Charges: Interest expense and amortization of debt discount and premium on all indebtedness	21,028	14,409	4,772	15,907
Rentals (1)	5,244	2,478	1,006	2,933
Total fixed charges	26,272	16,887	5,778	18,840
Earnings before income taxes and fixed charges	$15,450	$10,985	$680	$40,677
Ratio of earnings to fixed charges (2)	—	—	—	2.16x
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(1)	Amount included in fixed charges for rentals is considered by management to be a reasonable approximation of the interest factor.
(2)
For the year ended December 31, 2004 and the periods ended December 31, 2003 and April 14, 2003 fixed charges exceeded earnings by $10,822, $5,902 and $5,098, respectively, resulting in a ratio less than one.